
04037266

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for July 6, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

112849 GSR 2004-9
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 8, 2004.

GS MORTGAGE SECURITIES CORP.

By: [signature]
Name: Howard Altarescu
Title: Vice President

112849 GSR 2004-9
Form SE

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-9, Series 2004-9

112849 GSR 2004-9
Form SE


Goldman
Sachs

$1,132,627,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Overview of the Offered Certificates

Certificates	Group	Product Type	Approximate Certificate Balance [1]	Expected Ratings (S&P, Moody's or Fitch)	Expected Credit Enhancement Percentage [2]	Initial Pass-Through Rate [3]	Estimated Avg. Life (yrs) CPB[4]	Estimated Avg. Life (yrs) MAT[4]	Principal Payment Window CPB[4]	Principal Payment Window MAT[4]	Pricing Speed
1A1	1	6 MO IO	71,205,000	AAA/Aaa	3.50%	3.053%	N/A	4.31	N/A	08/04-05/34	20 CPR
2A1	2	3/1 & 3/6	231,720,000	AAA/Aaa	3.50%	4.719%	1.93	3.27	08/04-06/07	08/04-06/34	25 CPB
3A1	3	3/1 & 3/6	160,277,000	AAA/Aaa	3.50%	3.692%	2.05	4.07	08/04-05/07	08/04-06/34	20 CPB
4A1	4	5/1 & 5/6	157,782,000	AAA/Aaa	3.50%	4.984%	2.56	3.30	08/04-06/09	08/04-06/34	25 CPB
5A1	5	5/1 & 5/6	90,457,000	AAA/Aaa	3.50%	4.073%	2.89	4.17	08/04-06/09	08/04-06/34	20 CPB
6A1	6	7/1	37,500,000	AAA/Aaa	3.50%	3.935%	0.50	0.50	08/04-07/05	08/04-07/05	20 CPB
6A2	6	7/1	15,955,000	AAA/Aaa	3.50%	3.935%	1.25	1.25	07/05-01/06	07/05-01/06	20 CPB
6A3	6	7/1	28,177,000	AAA/Aaa	3.50%	3.935%	2.00	2.00	01/06-02/07	01/06-02/07	20 CPB
6A4	6	7/1	20,377,000	AAA/Aaa	3.50%	3.935%	3.00	3.00	02/07-01/08	02/07-01/08	20 CPB
6A5	6	7/1	16,330,000	AAA/Aaa	3.50%	3.935%	4.00	4.00	01/08-02/09	01/08-02/09	20 CPB
6A6	6	7/1	12,335,000	AAA/Aaa	3.50%	3.935%	5.00	5.00	02/09-01/10	02/09-01/10	20 CPB
6A7	6	7/1	21,815,000	AAA/Aaa	3.50%	3.935%	6.32	6.64	01/10-05/11	01/10-07/12	20 CPB
6A8	6	7/1	26,909,000	AAA/Aaa	3.50%	3.935%	6.82	11.80	05/11-05/11	07/12-05/34	20 CPB
7A1	7	10/1	29,876,000	AAA/Aaa	3.50%	5.192%	0.50	0.50	08/04-07/05	08/04-07/05	20 CPB
7A2	7	10/1	12,749,000	AAA/Aaa	3.50%	5.192%	1.25	1.25	07/05-01/06	07/05-01/06	20 CPB
7A3	7	10/1	22,497,000	AAA/Aaa	3.50%	5.192%	2.00	2.00	01/06-02/07	01/06-02/07	20 CPB
7A4	7	10/1	16,338,000	AAA/Aaa	3.50%	5.192%	3.00	3.00	02/07-01/08	02/07-01/08	20 CPB
7A5	7	10/1	13,072,000	AAA/Aaa	3.50%	5.192%	4.00	4.00	01/08-02/09	01/08-01/09	20 CPB
7A6	7	10/1	9,931,000	AAA/Aaa	3.50%	5.192%	5.00	5.00	02/09-01/10	01/09-01/10	20 CPB
7A7	7	10/1	18,006,000	AAA/Aaa	3.50%	5.192%	6.69	6.68	01/10-09/12	01/10-09/12	20 CPB
7A8	7	10/1	21,613,000	AAA/Aaa	3.50%	5.192%	9.58	12.07	09/12-06/14	09/12-06/34	20 CPB
8A1	8	Seasoned	65,768,000	AAA/Aaa	3.50%	5.970%	0.86	0.92	08/04-04/07	08/04-02/27	65 CPB
B1	All	All	20,532,000	AA	1.70%	4.456%	3.96	7.18	08/04-06/14	08/04-06/34	20 CPB
B2	All	All	7,984,000	A	1.00%	4.456%	3.96	7.18	08/04-06/14	08/04-06/34	20 CPB
B3	All	All	3,422,000	BBB	0.70%	4.456%	3.96	7.18	08/04-06/14	08/04-06/34	20 CPB

(1) The Certificate Sizes are approximate, based on projected scheduled July 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.

(3) For the Senior Certificates, the Pass-Through Rates with respect to each Distribution Date will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in the respective mortgage group. For the Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in all eight mortgage loan groups, weighted on the basis of the related group subordinate amount.

(4) Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the reset date (CPB) or Maturity date. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.

Goldman Sachs

$1,132,627,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Preliminary Collateral Description[1]

	Group 1 6 Month ARMS	Group 2 3 Year High Coupon Hybrids	Group 3 3 Year Low Coupon Hybrids	Group 4 5 Year High Coupon Hybrids	Group 5 5 Year Low Coupon Hybrids	Group 6 7 Year Hybrids	Group 7 10 Year Hybrids	Group 8 Seasoned Hybrids	Total
Aggregate Principal Balance	$74,533,451	$242,549,910	$167,767,753	$165,156,294	$94,684,584	$187,783,023	$150,815,845	$68,842,119	$1,152,132,980
Average Loan Balance	$354,921	$509,559	$530,911	$452,483	$401,206	$531,963	$556,516	$458,947	$484,700
Number of Loans	210	476	316	365	236	353	271	150	2377
Weighted Average Months to Roll	5	36	35	60	59	82	120	32	57
Weighted Average Remaining Term to Maturity	359	359	359	360	359	358	360	325	357
Gross WAC	3.428%	4.993%	3.994%	5.262%	4.334%	4.650%	5.444%	6.246%	4.809%
Weighted Average Expense Rate before reset	0.375%	0.273%	0.302%	0.278%	0.261%	0.714%	0.252%	0.276%	0.353%
Weighted Average Expense Rate after reset	0.375%	0.273%	0.302%	0.364%	0.270%	0.714%	0.377%	0.276%	0.382%
Net WAC	3.053%	4.719%	3.692%	4.984%	4.073%	3.935%	5.192%	5.970%	4.456%
Initial Cap	0.000%	2.071%	2.042%	5.000%	5.000%	5.000%	5.000%	3.858%	3.561%
Periodic Cap	0.000%	1.976%	1.965%	1.935%	1.977%	2.000%	2.000%	2.000%	1.849%
Lifetime Cap	8.565%	5.901%	5.679%	5.208%	5.091%	5.000%	5.000%	5.109%	5.563%
Interest Rate Range	2.750%-4.125%	4.375%-7.375%	2.875%-4.375%	4.750%-6.875%	2.625%-4.625%	2.625%-5.750%	4.250%-7.000%	5.000%-7.375%	2.625%-7.375%
Gross WAC Cap	11.993%	10.959%	9.674%	10.469%	9.425%	9.650%	10.444%	11.355%	10.385%
Six- Month LIBOR Indexed Percent	100%	2%	4%	6%	2%	0%	0%	0%	9%
One-Year LIBOR Indexed Percent	0%	85%	64%	75%	9%	91%	98%	64%	70%
One-Year CMT Indexed Percent	0%	13%	33%	19%	89%	9%	2%	36%	21%
Weighted Average Gross Margin	2.109%	2.354%	2.434%	2.413%	2.714%	2.303%	2.275%	2.428%	2.373%
Weighted Average Net Margin	1.734%	2.080%	2.132%	2.049%	2.444%	1.588%	1.899%	2.152%	1.991%
Weighted Average FICO[2]	722	719	731	720	740	735	734	714	727
Weighted Average Original LTV	71.80%	74.73%	70.48%	74.50%	74.57%	69.75%	68.03%	69.86%	71.89%
Interest Only Percent	100%	72%	46%	71%	73%	56%	64%	0%	62%
Cash Out Refinance Percent	26%	17%	31%	15%	3%	21%	16%	24%	19%
California Percent	38%	58%	49%	61%	42%	56%	68%	37%	54%
Primary Residence Percent	96%	89%	97%	94%	91%	95%	95%	89%	93%
Single Family and PUD Percent	92%	91%	91%	88%	73%	92%	93%	84%	89%
Single Largest Zip Code Percent	3%	1%	2%	1%	4%	3%	2%	2%	1%
Largest Individual Loan Balance	$1,885,000	$1,880,000	$1,380,000	$1,100,000	$1,404,410	$1,600,000	$1,500,000	$968,196	$1,885,000

(1) Using June 1, 2004 scheduled balances

(2) Consists of non-zero FICO values


Goldman
Sachs

$1,132,627,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-9
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-9

Time Table

Cut-Off Date:	July 1, 2004
Settlement Date:	July 30, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	August 25, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $1,132,627,000 of which $1,100,689,000 are expected to be rated AAA/Aaa by two of Fitch, S&P or Moody's. $20,532,000 are expected to be rated AA, $7,984,000 are expected to be rated A and $3,422,000 are expected to be rated BBB by one of Fitch, S&P or Moody's.
- The expected amount of credit support for each group of senior certificates will be approximately 3.50% (+/- 0.50%).
- All collateral consists of 6 month, 3/6, 3/1, 5/6, 5/1, 7/1,10/1 and seasoned hybrid adjustable rate mortgage loans with 99.54% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Structure of the Certificates

Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class B1, Class B2, Class B3 Certificates (the "Senior Subordinate Certificates") and the Class B4, Class B5 and Class B6 Certificates (the "Junior Subordinate Certificates", not offered hereby, and together with the Senior Subordinate Certificates, the "Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest and, therefore, provide credit protection to the Class 1A1, the Class 2A1, the Class 3A1, the Class 4A1, the Class 5A1, the Class 6A1 through Class 6A8, the Class 7A1 through Class 7A8 and the Class 8A Certificates (collectively the "Senior Certificates"). In addition, for the first seven years after the Settlement Date, subject to the exception described below, all principal prepayments will be used to pay down the Senior Certificates, which is intended to increase the relative proportion of Subordinate Certificates to the Senior Certificates and thereby increase the amount of subordination to the Senior Certificates. After such time, and subject to certain loss and delinquency criteria, the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

Distribution Date	Shift Percentage
August 2004 – July 2011	0%
August 2011 – July 2012	30%
August 2012 – July 2013	40%
August 2013 – July 2014	60%
August 2014 – July 2015	80%
August 2015 and after	100%

If before the Distribution Date in August 2007 the credit support to the Senior Certificates is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in August 2007 the credit support is greater than or equal to two times the original credit support percentage, then the Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-9

Depositor: GS Mortgage Securities Corp

Originators: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Servicers: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co., Indymac Bank, F.S.B., Washington Mutual, Inc., Bank of America, N.A., Bank One, N.A., ABN AMRO Mortgage Group, Inc.

Master-Servicer: Chase Manhattan Mortgage Corporation

Securities Administrator: JP Morgan Chase Bank

Trustee: Wachovia Bank, National Association

Rating Agencies: Two of Fitch, S&P or Moody's

Type of Issuance: Public, except for the Class B4, Class B5 and Class B6 Certificates

Servicer Advancing: To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest: With respect to ABN AMRO, Bank of America, Bank One, Washington Mutual and National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, Indymac, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

Interest Accrual: On a 30/360 basis; the accrual period is the calendar month preceding the month of each Distribution Date.

Group 1 Mortgage Loans: The Group 1 Mortgage Loans consist of 100% 6 Month LIBOR ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans adjust every 6 months. 100% of the Group 1 Mortgage Loans require only the payment of interest for the first 10 years after the origination date. The mortgage interest rates will be indexed to the 6 month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 1 Mortgage Loans do not have an Initial or Periodic Interest Rate Cap. The mortgage loans are subject to lifetime maximum mortgage interest rates, which are generally 8.565% over the initial mortgage interest rate on a weighted average basis.[2]

Group 2 Mortgage Loans: The Group 2 Mortgage Loans consist of 2% 3/1 and 3/6 High Coupon Six-Month LIBOR Hybrid Arms, 85% 3/1 and 3/6 High Coupon One-Year LIBOR Hybrid Arms, and 13% 3/1 and 3/6 High Coupon One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 72% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 2 Mortgage Loans (Cont'd): Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have Periodic Interest Rate Caps of 2.071% for the first adjustment date and 1.976% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.901% over the initial mortgage interest rate on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 Mortgage Loans consist of 4% 3/1 and 3/6 Low Coupon Six-Month LIBOR, 64% 3/1 and 3/6 Low Coupon One-Year LIBOR and 33% 3/1 and 3/6 Low Coupon One-Year CMT Hybrid ARMs secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 46% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually and semi-annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have a Periodic Interest Rate Cap of 2.042% for the first adjustment date and 1.965% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.679% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 4 Mortgage Loans: The Group 4 Mortgage Loans consist of 6% 5/1 and 5/6 High Coupon Six-Month LIBOR Hybrid Arms, 75% 5/1 and 5/6 High Coupon One-Year LIBOR Hybrid ARMs and 19% 5/1 and 5/6 High Coupon One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 71% of the Group 4 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 4 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.935% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.208% over the initial mortgage interest rate, on a weighted average basis[2]

Group 5 Mortgage Loans: The Group 5 Mortgage Loans consist of 2% 5/1 and 5/6 Low Coupon Six-Month LIBOR Hybrid Arms, 9% 5/1 and 5/6 Low Coupon One-Year LIBOR Hybrid ARMs, and 89% 5/1 and 5/6 Low Coupon LIBOR Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 73% of the Group 5 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually or semi-annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 5 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 1.977% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.091% over the initial mortgage interest rate, on a weighted average basis.[2]

---

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 6 Mortgage Loans: The Group 6 Mortgage Loans consist of 91% One-Year LIBOR Hybrid ARMs and 9% One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 7 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 56% of the Group 6 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to Six-Month LIBOR, One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 6 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 7 Mortgage Loans: The Group 7 Mortgage Loans consist of 98% 10/1 One-Year LIBOR Hybrid ARMs and 2% 10/1 One-Year CMT Hybrid Arms secured by first lien, one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 10 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 64% of the Group 7 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 7 Mortgage Loans have Periodic Interest Rate Caps of 5.000% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 8 Mortgage Loans: The Group 8 Mortgage Loans consist of seasoned Hybrid Arm Loans, 64% of which are indexed to One-Year LIBOR and 36% to One-Year CMT, and all of which are secured by first lien, one-to-four family residential properties. The weighted average age of the Group 8 Mortgage Loans is 2.6 years. The Mortgage Loans have a weighted average fixed interest rate for 2.7 years after June 1, 2004 and thereafter the Mortgage Loans have a variable interest rate. None of the Group 8 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 8 Mortgage Loans have a Periodic Interest Rate Cap of 3.858% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.109% over the initial mortgage interest rate on a weighted average basis.[2]

[1] The Six-Month LIBOR Index is the average of the interbank offered rates for Six-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year LIBOR Index is the average of the interbank offered rates for One-Year U.S. dollar-denominated deposits in the London Market ("LIBOR") as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.375%, 0.273%, 0.302%, 0.278%, 0.261%, 0.714%, 0.252% and 0.276% for Group 1, Group 2, Group 3, Group 4, Group 5, Group 6, Group 7 and Group 8 Mortgage Loans respectively. 68.89% of the Group 4 Mortgage loans, 7.14% of the Group 5 Mortgage Loans, and 100% of the Group 7 Mortgage Loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, Group 2, Group 3, Group 6 and Group 8 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

Expected Subordination: 3.50% (+/- 0.50%)

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
B4	$3,422,000	4.456%
B5	$2,851,000	4.456%
B6	$1,711,551	4.456%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior and Class B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC

Stats
Count: 2,377
Current Balance: $1,152,132,980
Average Current Balance: $484,700
Gross Weighted Average Coupon: 4.809%
Net Weighted Average Coupon: 4.456%
Weighted Average Expense Rate: 0.353%
Weighted Average Expense Rate - after Reset: 0.382%
Original Term: 360
Remaining Term: 357
Age: 3
Original Loan-to-Value Ratio: 71.89%
Margin: 2.373%
Net Margin: 1.991%
Initial Periodic Cap: 3.807%
Subsequent Periodic Cap: 1.977%
Lifetime Cap: 5.563%
Maximum Interest Rate: 10.385%
Months to Next Roll: 57
FICO Score: 727
Max Zip Code Percentage: 0.791%

ARM Type	Count	Balance	Percent
10/1s	271	$150,815,845	13.1%
3/1s or 3/6s	792	410,317,663	35.6
5/1s or 5/6s	601	259,840,879	22.6
6MO	210	74,533,451	6.5
7/1s	353	187,783,023	16.3
SEA	150	68,842,119	6.0
Total:	2,377	$1,152,132,980	100.0%

Principal Balance	Count	Balance	Percent
Lower than $50,000.00	1	$21,530	0.0%
$50,000.01 to $550,000.00	1,738	676,443,409	58.7
$550,000.01 to $1,050,000.00	605	430,164,996	37.3
$1,050,000.01 to $1,550,000.00	29	38,346,769	3.3
$1,550,000.01 to $2,050,000.00	4	7,156,276	0.6
Total:	2,377	$1,152,132,980	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.999%	22	$9,458,562	0.8%
3.000% to 3.499%	77	33,456,349	2.9
3.500% to 3.999%	263	106,419,693	9.2
4.000% to 4.499%	410	202,761,317	17.6
4.500% to 4.999%	719	358,178,976	31.1
5.000% to 5.499%	395	193,726,197	16.8
5.500% to 5.999%	294	154,304,833	13.4
6.000% to 6.499%	134	65,441,816	5.7
6.500% to 6.999%	56	25,395,342	2.2
7.000% to 7.499%	7	2,989,896	0.3
Total:	2,377	$1,152,132,980	100.0%

Age	Count	Balance	Percent
0 to 2	2,140	$1,047,361,191	90.9%
3 to 5	46	18,619,662	1.6
6 to 8	15	6,291,190	0.5
9 to 11	25	10,547,097	0.9
15 to 17	1	471,721	0.0
21 and up	150	68,842,119	6.0
Total:	2,377	$1,152,132,980	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	142	$76,988,102	6.7%
50.001% to 60.000%	163	89,387,760	7.8
60.001% to 70.000%	435	240,368,519	20.9
70.001% to 75.000%	313	159,259,719	13.8
75.001% to 80.000%	1,220	550,296,217	47.8
80.001% to 85.000%	11	4,272,462	0.4
85.001% to 90.000%	54	19,172,066	1.7
90.001% to 95.000%	39	12,388,135	1.1
Total:	2,377	$1,152,132,980	100.0%

FICO Score	Count	Balance	Percent
Missing	2	$679,363	0.1%
550 to 599	1	256,114	0.0
600 to 649	122	55,368,458	4.8
650 to 699	477	218,498,854	19.0
700 to 749	989	490,704,361	42.6
750 to 799	749	369,162,937	32.0
800 to 849	37	17,462,894	1.5
Total:	2,377	$1,152,132,980	100.0%

First Payment Year	Count	Balance	Percent
1998	1	$256,114	0.0%
2001	109	50,408,410	4.4
2002	40	18,177,596	1.6
2003	36	15,760,467	1.4
2004	2,191	1,067,530,394	92.7
Total:	2,377	$1,152,132,980	100.0%

States	Count	Balance	Percent
AL	6	$2,707,809	0.2%
AR	1	381,313	0.0
AZ	76	28,712,802	2.5
CA	1,199	623,216,474	54.1
CO	77	33,119,508	2.9
CT	31	15,426,686	1.3
DC	14	6,398,984	0.6
DE	3	1,575,903	0.1
FL	120	54,351,885	4.7
GA	45	17,961,927	1.6
HI	5	4,100,783	0.4
IA	1	150,000	0.0
ID	5	1,831,492	0.2
IL	89	41,348,481	3.6
IN	9	3,472,634	0.3
KS	4	1,790,181	0.2
KY	11	2,447,006	0.2
LA	3	931,231	0.1
MA	58	27,933,329	2.4
MD	43	19,363,683	1.7
ME	1	500,000	0.0
MI	44	20,615,607	1.8
MN	24	9,803,434	0.9
MO	11	5,041,749	0.4
MT	3	1,784,042	0.2
NC	26	13,331,909	1.2
NE	2	538,604	0.0
NH	3	792,463	0.1
NJ	49	24,519,762	2.1
NM	5	2,913,037	0.3
NV	68	29,967,283	2.6
NY	51	27,656,390	2.4
OH	27	8,053,807	0.7
OK	4	1,798,023	0.2
OR	15	7,247,502	0.6
PA	17	9,339,897	0.8
RI	3	1,529,594	0.1
SC	19	8,225,344	0.7
TN	11	3,507,385	0.3
TX	22	11,636,518	1.0
UT	13	6,065,791	0.5
VA	89	35,960,707	3.1
VT	1	433,000	0.0
WA	56	27,289,497	2.4
WI	10	5,203,285	0.5
WY	3	1,156,240	0.1
Total:	2,377	$1,152,132,980	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92130	11	$9,109,287	0.8%
92603	10	6,671,609	0.6
94550	11	6,121,850	0.5
92024	10	5,971,453	0.5
90272	8	5,916,788	0.5
92660	7	5,699,191	0.5
92673	9	5,460,396	0.5
92127	10	5,450,048	0.5
89052	12	5,388,565	0.5
92679	7	5,263,496	0.5
Other	2,282	1,091,080,296	94.7
Total:	2,377	$1,152,132,980	100.0%

Index	Count	Balance	Percent
1 Year CMT	562	$244,825,863	21.2%
1 Year Libor	1,559	808,291,988	70.2
6 Months Libor	256	99,015,129	8.6
Total:	2,377	$1,152,132,980	100.0%

Margin	Count	Balance	Percent
1.001% to 1.500%	13	$6,629,345	0.6%
1.501% to 2.000%	47	21,495,622	1.9
2.001% to 2.500%	1,647	822,689,787	71.4
2.501% to 3.000%	661	297,335,767	25.8
3.001% to 3.500%	8	3,584,310	0.3
3.501% to 4.000%	1	398,148	0.0
Total:	2,377	$1,152,132,980	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	6.5%
2.000%	804	412,201,842	35.8
3.000%	44	24,313,260	2.1
5.000%	1,319	641,084,427	55.6
Total:	2,377	$1,152,132,980	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	6.5%
1.000%	46	24,481,678	2.1
2.000%	2,121	1,053,117,851	91.4
Total:	2,377	$1,152,132,980	100.0%

Lifetime Cap	Count	Balance	Percent
4.001% to 5.000%	1,425	$694,759,331	60.3%
5.001% to 6.000%	744	383,325,698	33.3
6.001% to 7.000%	1	193,600	0.0
7.001% to 8.000%	1	1,443,700	0.1
8.001% to 9.000%	189	64,280,535	5.6
9.001% to 10.000%	16	7,806,116	0.7
11.001% to 12.000%	1	324,000	0.0
Total:	2,377	$1,152,132,980	100.0%

Max Rate	Count	Balance	Percent
7.000% to 7.999%	4	$700,118	0.1%
8.000% to 8.999%	88	42,850,569	3.7
9.000% to 9.999%	757	367,981,640	31.9
10.000% to 10.999%	861	438,481,239	38.1
11.000% to 11.999%	429	213,259,978	18.5
12.000% to 12.999%	233	86,713,107	7.5
13.000% to 13.999%	4	1,822,330	0.2
15.000% to 15.999%	1	324,000	0.0
Total:	2,377	$1,152,132,980	100.0%

Months to Roll	Count	Balance	Percent
0	3	$783,706	0.1%
1 to 6	219	78,928,203	6.9
7 to 36	904	461,956,956	40.1
37 to 60	623	269,805,053	23.4
61 to 84	353	187,783,023	16.3
85 to 120	275	152,876,039	13.3
Total:	2,377	$1,152,132,980	100.0%

Delinquency	Count	Balance	Percent
Current	2,227	$1,083,290,861	94.0%
Unknown	150	68,842,119	6.0
Total:	2,377	$1,152,132,980	100.0%

Balance	Count	Balance	Percent
Conforming	281	$60,174,302	5.2%
Non - Conforming	2,096	1,091,958,678	94.8
Total:	2,377	$1,152,132,980	100.0%

Property Type	Count	Balance	Percent
Single Family	1,529	$737,681,710	64.0%
Planned Unit Development	555	288,336,129	25.0
Condominium	277	115,573,522	10.0
Two-to-Four Family	16	10,541,620	0.9
Total:	2,377	$1,152,132,980	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	2,209	$1,075,783,171	93.4%
Second Home	132	59,115,572	5.1
Investment	36	17,234,237	1.5
Total:	2,377	$1,152,132,980	100.0%

Purpose	Count	Balance	Percent
Purchase	1,345	$649,479,374	56.4%
RateTerm Refinance	594	282,330,034	24.5
CashOut Refinance	438	220,323,572	19.1
Total:	2,377	$1,152,132,980	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	420	$194,116,136	16.8%
Full Documentation	1,202	575,340,155	49.9
Income Verification	106	50,680,136	4.4
Missing	82	38,221,807	3.3
No Documentation	567	293,774,746	25.5
Total:	2,377	$1,152,132,980	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	2,367	$1,147,803,664	99.6%
Y	10	4,329,316	0.4
Total:	2,377	$1,152,132,980	100.0%

Interest Only	Count	Balance	Percent
Y	1,486	$712,505,766	61.8%
N	891	439,627,215	38.2
Total:	2,377	$1,152,132,980	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	2,273	$1,116,300,317	96.9%
OLTV > 80 and Insured	104	35,832,663	3.1
Total:	2,377	$1,152,132,980	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,494	$747,851,381	64.9%
National City Mortgage	143	72,417,784	6.3
ABN	13	6,655,947	0.6
Bank of America	98	44,282,139	3.8
IndyMac	131	67,194,574	5.8
Wells Fargo	291	109,651,332	9.5
Washington Mutual	169	86,431,904	7.5
Bank One	38	17,647,920	1.5
Total:	2,377	$1,152,132,980	100.0%

Stats
Count: 210
Current Balance: $74,533,451
Average Current Balance: $354,921
Gross Weighted Average Coupon: 3.428%
Net Weighted Average Coupon: 3.053%
Weighted Average Expense Rate: 0.375%
Weighted Average Expense Rate - after Reset: 0.375%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 71.80%
Margin: 2.109%
Net Margin: 1.734%
Initial Periodic Cap: 0.000%
Subsequent Periodic Cap: 0.000%
Lifetime Cap: 8.565%
Maximum Interest Rate: 11.993%
Months to Next Roll: 5
FICO Score: 722
Max Zip Code Percentage: 2.529%

ARM Type	Count	Balance	Percent
6MO	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	76	$11,051,760	14.8%
$200,000.01 to $350,000.00	64	17,173,183	23.0
$350,000.01 to $500,000.00	36	15,309,292	20.5
$500,000.01 to $650,000.00	15	8,916,800	12.0
$650,000.01 to $800,000.00	1	765,500	1.0
$800,000.01 to $950,000.00	6	5,260,360	7.1
$950,000.01 to $1,100,000.00	4	4,033,518	5.4
$1,100,000.01 to $1,250,000.00	1	1,106,313	1.5
$1,250,000.01 to $1,400,000.00	1	1,365,000	1.8
$1,400,000.01 to $1,550,000.00	4	5,875,450	7.9
$1,700,000.01 to $1,850,000.00	1	1,791,276	2.4
$1,850,000.01 to $2,000,000.00	1	1,885,000	2.5
Total:	210	$74,533,451	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	16	$7,806,116	10.5%
3.000% to 3.249%	14	6,248,535	8.4
3.250% to 3.499%	49	19,912,014	26.7
3.500% to 3.749%	79	25,164,362	33.8
3.750% to 3.999%	51	13,958,724	18.7
4.000% to 4.249%	1	1,443,700	1.9
Total:	210	$74,533,451	100.0%

Age	Count	Balance	Percent
0 to 2	204	$73,320,328	98.4%
3 to 5	4	876,748	1.2
6 to 8	2	336,376	0.5
Total:	210	$74,533,451	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$5,212,618	7.0%
50.001% to 60.000%	11	3,060,578	4.1
60.001% to 70.000%	31	19,059,939	25.6
70.001% to 75.000%	40	17,078,140	22.9
75.001% to 80.000%	98	26,184,074	35.1
80.001% to 85.000%	1	402,000	0.5
85.001% to 90.000%	9	1,536,302	2.1
90.001% to 95.000%	9	1,999,800	2.7
Total:	210	$74,533,451	100.0%

FICO Score	Count	Balance	Percent
600 to 649	11	$4,522,920	6.1%
650 to 699	56	17,842,294	23.9
700 to 749	69	28,072,289	37.7
750 to 799	71	23,306,998	31.3
800 to 849	3	788,950	1.1
Total:	210	$74,533,451	100.0%

First Payment Year	Count	Balance	Percent
2004	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

States	Count	Balance	Percent
AL	1	$175,000	0.2%
AZ	23	6,243,231	8.4
CA	45	28,052,068	37.6
CO	26	6,353,007	8.5
FL	10	2,980,600	4.0
GA	9	2,767,185	3.7
ID	3	1,059,492	1.4
IL	7	2,465,805	3.3
IN	3	648,572	0.9
KS	1	302,000	0.4
KY	9	1,637,712	2.2
LA	1	100,800	0.1
MA	4	1,156,700	1.6
MD	5	2,862,500	3.8
MI	10	1,919,249	2.6
MN	4	864,400	1.2
NH	2	443,955	0.6
NJ	4	2,524,750	3.4
NV	6	2,022,415	2.7
NY	1	402,000	0.5
OH	9	1,860,292	2.5
PA	2	1,066,400	1.4
SC	1	123,000	0.2
TN	8	1,308,935	1.8
TX	1	400,000	0.5
UT	5	1,716,328	2.3
VA	6	1,850,599	2.5
WA	2	695,500	0.9
WI	1	162,958	0.2
WY	1	368,000	0.5
Total:	210	$74,533,451	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92130	1	$1,885,000	2.5%
92677	1	1,791,276	2.4
92679	1	1,500,000	2.0
95120	1	1,470,000	2.0
07670	1	1,461,750	2.0
92651	1	1,443,700	1.9
20854	1	1,365,000	1.8
85262	3	1,335,990	1.8
92625	1	1,106,313	1.5
84010	1	1,058,519	1.4
Other	198	60,115,904	80.7
Total:	210	$74,533,451	100.0%

Index	Count	Balance	Percent
6 Months Libor	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Margin	Count	Balance	Percent
1.500%	13	$6,629,345	8.9%
1.625%	6	1,664,456	2.2
1.750%	4	1,721,120	2.3
1.875%	15	9,863,480	13.2
2.000%	22	8,246,566	11.1
2.125%	40	13,181,399	17.7
2.250%	51	14,201,292	19.1
2.375%	29	8,096,040	10.9
2.500%	30	10,929,754	14.7
Total:	210	$74,533,451	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Lifetime Cap	Count	Balance	Percent
6.000%	2	$485,500	0.7%
6.375%	1	193,600	0.3
7.875%	1	1,443,700	1.9
8.125%	21	6,469,912	8.7
8.250%	29	7,295,211	9.8
8.375%	25	8,569,057	11.5
8.500%	53	16,477,806	22.1
8.625%	23	7,586,786	10.2
8.750%	24	11,633,229	15.6
8.875%	11	5,608,675	7.5
9.000%	3	639,860	0.9
9.125%	10	4,682,504	6.3
9.250%	6	3,123,613	4.2
12.000%	1	324,000	0.4
Total:	210	$74,533,451	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	1	$368,000	0.5%
9.500% to 9.999%	1	117,500	0.2
10.000% to 10.499%	1	193,600	0.3
12.000% to 12.499%	206	73,530,351	98.7
15.000% to 15.499%	1	324,000	0.4
Total:	210	$74,533,451	100.0%

Months to Roll	Count	Balance	Percent
0	2	$336,376	0.5%
1 to 6	208	74,197,075	99.5
Total:	210	$74,533,451	100.0%

Delinquency	Count	Balance	Percent
Current	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Balance	Count	Balance	Percent
Conforming	139	$27,889,942	37.4%
Non - Conforming	71	46,643,509	62.6
Total:	210	$74,533,451	100.0%

Property Type	Count	Balance	Percent
Single Family	129	$43,566,862	58.5%
Planned Unit Development	62	24,961,379	33.5
Condominium	18	4,561,511	6.1
Two-to-Four Family	1	1,443,700	1.9
Total:	210	$74,533,451	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	200	$71,663,131	96.1%
Second Home	10	2,870,320	3.9
Total:	210	$74,533,451	100.0%

Purpose	Count	Balance	Percent
Purchase	72	$28,266,413	37.9%
RateTerm Refinance	93	26,702,185	35.8
CashOut Refinance	45	19,564,854	26.2
Total:	210	$74,533,451	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	40	$13,152,350	17.6%
Full Documentation	170	61,381,101	82.4
Total:	210	$74,533,451	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Interest Only	Count	Balance	Percent
Y	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	191	$70,595,349	94.7%
OLTV > 80 and Insured	19	3,938,102	5.3
Total:	210	$74,533,451	100.0%

Servicer	Count	Balance	Percent
Countrywide	210	$74,533,451	100.0%
Total:	210	$74,533,451	100.0%

Stats
Count: 476
Current Balance: $242,549,910
Average Current Balance: $509,559
Gross Weighted Average Coupon: 4.993%
Net Weighted Average Coupon: 4.719%
Weighted Average Expense Rate: 0.273%
Weighted Average Expense Rate - after Reset: 0.273%
Original Term: 359
Remaining Term: 359
Age: 0
Original Loan-to-Value Ratio: 74.73%
Margin: 2.354%
Net Margin: 2.080%
Initial Periodic Cap: 2.071%
Subsequent Periodic Cap: 1.976%
Lifetime Cap: 5.901%
Maximum Interest Rate: 10.959%
Months to Next Roll: 36
FICO Score: 719
Max Zip Code Percentage: 1.171%

ARM Type	Count	Balance	Percent
3/1s or 3/6s	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	37	$12,664,599	5.2%
$350,000.01 to $500,000.00	255	106,989,236	44.1
$500,000.01 to $650,000.00	127	73,755,639	30.4
$650,000.01 to $800,000.00	26	18,776,726	7.7
$800,000.01 to $950,000.00	20	17,472,007	7.2
$950,000.01 to $1,100,000.00	7	6,927,152	2.9
$1,100,000.01 to $1,250,000.00	1	1,250,000	0.5
$1,250,000.01 to $1,400,000.00	1	1,386,672	0.6
$1,400,000.01 to $1,550,000.00	1	1,447,880	0.6
$1,850,000.01 to $2,000,000.00	1	1,880,000	0.8
Total:	476	$242,549,910	100.0%

Current Rate	Count	Balance	Percent
4.250% to 4.499%	34	$17,718,822	7.3%
4.500% to 4.749%	110	56,050,812	23.1
4.750% to 4.999%	136	67,471,173	27.8
5.000% to 5.249%	54	27,588,090	11.4
5.250% to 5.499%	42	20,264,035	8.4
5.500% to 5.749%	44	24,005,133	9.9
5.750% to 5.999%	44	23,102,777	9.5
6.000% to 6.249%	6	3,680,168	1.5
6.250% to 6.499%	1	514,400	0.2
6.500% to 6.749%	2	1,054,000	0.4
6.750% to 6.999%	1	370,000	0.2
7.250% to 7.499%	2	730,500	0.3
Total:	476	$242,549,910	100.0%

Age	Count	Balance	Percent
0 to 2	462	$235,932,979	97.3%
3 to 5	11	5,358,567	2.2
6 to 8	3	1,258,364	0.5
Total:	476	$242,549,910	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	11	$7,665,202	3.2%
50.001% to 60.000%	15	8,390,017	3.5
60.001% to 70.000%	91	48,464,694	20.0
70.001% to 75.000%	78	40,067,732	16.5
75.001% to 80.000%	254	127,090,120	52.4
80.001% to 85.000%	2	853,390	0.4
85.001% to 90.000%	15	6,054,373	2.5
90.001% to 95.000%	10	3,964,382	1.6
Total:	476	$242,549,910	100.0%

FICO Score	Count	Balance	Percent
600 to 649	36	$17,101,307	7.1%
650 to 699	95	48,968,797	20.2
700 to 749	237	119,186,082	49.1
750 to 799	101	53,537,724	22.1
800 to 849	7	3,756,000	1.5
Total:	476	$242,549,910	100.0%

First Payment Year	Count	Balance	Percent
2003	2	$923,496	0.4%
2004	474	241,626,414	99.6
Total:	476	$242,549,910	100.0%

States	Count	Balance	Percent
AL	1	$356,330	0.1%
AZ	9	4,224,573	1.7
CA	270	139,929,433	57.7
CO	12	6,147,824	2.5
CT	6	3,144,224	1.3
DC	1	600,000	0.2
FL	26	13,452,502	5.5
GA	7	4,117,783	1.7
HI	1	880,000	0.4
IL	12	5,713,136	2.4
IN	1	425,439	0.2
KS	2	858,590	0.4
MA	12	5,676,815	2.3
MD	5	2,547,006	1.1
MI	5	2,907,564	1.2
MN	4	1,982,208	0.8
MO	1	547,600	0.2
MT	1	500,000	0.2
NC	7	3,771,282	1.6
NJ	12	6,043,849	2.5
NV	26	11,845,581	4.9
NY	9	3,862,826	1.6
OH	2	942,306	0.4
OK	2	887,400	0.4
OR	5	2,843,594	1.2
PA	1	424,000	0.2
RI	1	379,594	0.2
SC	2	1,158,869	0.5
TX	3	1,705,881	0.7
UT	1	400,000	0.2
VA	15	6,919,562	2.9
WA	12	6,088,136	2.5
WI	2	1,266,000	0.5
Total:	476	$242,549,910	100.0%

Top 10 Zipcodes	Count	Balance	Percent
89052	7	$2,840,686	1.2%
95121	4	2,135,493	0.9
30327	2	2,073,800	0.9
89129	5	2,060,505	0.8
32550	4	2,048,200	0.8
98110	3	1,986,432	0.8
94123	1	1,880,000	0.8
91915	4	1,863,528	0.8
92660	3	1,836,589	0.8
92651	2	1,760,000	0.7
Other	441	222,064,677	91.6
Total:	476	$242,549,910	100.0%

Index	Count	Balance	Percent
1 Year CMT	62	$30,493,664	12.6%
1 Year Libor	404	206,350,823	85.1
6 Months Libor	10	5,705,423	2.4
Total:	476	$242,549,910	100.0%

Margin	Count	Balance	Percent
2.250%	382	$195,389,601	80.6%
2.750%	86	43,583,421	18.0
3.000%	1	393,000	0.2
3.125%	3	1,645,839	0.7
3.250%	3	1,196,999	0.5
3.375%	1	341,050	0.1
Total:	476	$242,549,910	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	443	$225,256,838	92.9%
3.000%	33	17,293,072	7.1
Total:	476	$242,549,910	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	10	$5,705,423	2.4%
2.000%	466	236,844,487	97.6
Total:	476	$242,549,910	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	48	$24,038,876	9.9%
6.000%	428	218,511,034	90.1
Total:	476	$242,549,910	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	10	$5,607,951	2.3%
9.500% to 9.999%	31	15,506,705	6.4
10.000% to 10.499%	18	8,346,727	3.4
10.500% to 10.999%	189	96,120,760	39.6
11.000% to 11.499%	106	53,470,815	22.0
11.500% to 11.999%	108	56,262,383	23.2
12.000% to 12.499%	7	4,194,568	1.7
12.500% to 12.999%	5	2,309,500	1.0
13.000% to 13.499%	2	730,500	0.3
Total:	476	$242,549,910	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Delinquency	Count	Balance	Percent
Current	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Balance	Count	Balance	Percent
Non - Conforming	476	$242,549,910	100.0%
Total:	476	$242,549,910	100.0%

Property Type	Count	Balance	Percent
Single Family	293	$152,827,214	63.0%
Planned Unit Development	135	66,770,347	27.5
Condominium	41	18,170,199	7.5
Two-to-Four Family	7	4,782,150	2.0
Total:	476	$242,549,910	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	422	$216,436,690	89.2%
Second Home	34	16,584,852	6.8
Investment	20	9,528,368	3.9
Total:	476	$242,549,910	100.0%

Purpose	Count	Balance	Percent
Purchase	313	$161,717,572	66.7%
CashOut Refinance	85	41,639,387	17.2
RateTerm Refinance	78	39,192,951	16.2
Total:	476	$242,549,910	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	66	$35,233,795	14.5%
Full Documentation	227	116,324,644	48.0
Income Verification	13	6,546,607	2.7
No Documentation	170	84,444,864	34.8
Total:	476	$242,549,910	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	473	$241,117,160	99.4%
Y	3	1,432,750	0.6
Total:	476	$242,549,910	100.0%

Interest Only	Count	Balance	Percent
Y	337	$173,756,823	71.6%
N	139	68,793,087	28.4
Total:	476	$242,549,910	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	449	$231,677,765	95.5%
OLTV > 80 and Insured	27	10,872,145	4.5
Total:	476	$242,549,910	100.0%

Servicer	Count	Balance	Percent
Countrywide	341	$175,061,214	72.2%
National City Mortgage	54	26,156,748	10.8
IndyMac	33	17,293,072	7.1
Washington Mutual	48	24,038,876	9.9
Total:	476	$242,549,910	100.0%

Stats
Count: 316
Current Balance: $167,767,753
Average Current Balance: $530,911
Gross Weighted Average Coupon: 3.994%
Net Weighted Average Coupon: 3.692%
Weighted Average Expense Rate: 0.302%
Weighted Average Expense Rate - after Reset: 0.302%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 70.48%
Margin: 2.434%
Net Margin: 2.132%
Initial Periodic Cap: 2.042%
Subsequent Periodic Cap: 1.965%
Lifetime Cap: 5.679%
Maximum Interest Rate: 9.674%
Months to Next Roll: 35
FICO Score: 731
Max Zip Code Percentage: 1.883%

ARM Type	Count	Balance	Percent
3/1s or 3/6s	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	21	$7,199,472	4.3%
$350,000.01 to $500,000.00	167	70,414,643	42.0
$500,000.01 to $650,000.00	74	42,866,478	25.6
$650,000.01 to $800,000.00	21	15,520,590	9.3
$800,000.01 to $950,000.00	14	12,117,223	7.2
$950,000.01 to $1,100,000.00	17	16,902,614	10.1
$1,250,000.01 to $1,400,000.00	2	2,746,734	1.6
Total:	316	$167,767,753	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	2	$952,328	0.6%
3.000% to 3.249%	4	1,776,289	1.1
3.250% to 3.499%	7	4,455,365	2.7
3.500% to 3.749%	33	17,039,293	10.2
3.750% to 3.999%	67	35,911,741	21.4
4.000% to 4.249%	96	50,742,273	30.2
4.250% to 4.499%	107	56,890,464	33.9
Total:	316	$167,767,753	100.0%

Age	Count	Balance	Percent
0 to 2	298	$158,837,932	94.7%
3 to 5	16	7,978,150	4.8
6 to 8	1	479,950	0.3
15 to 17	1	471,721	0.3
Total:	316	$167,767,753	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	17	$9,872,842	5.9%
50.001% to 60.000%	35	20,548,143	12.2
60.001% to 70.000%	65	38,758,039	23.1
70.001% to 75.000%	58	29,411,955	17.5
75.001% to 80.000%	126	63,158,878	37.6
80.001% to 85.000%	3	1,258,960	0.8
85.001% to 90.000%	8	3,226,581	1.9
90.001% to 95.000%	4	1,532,355	0.9
Total:	316	$167,767,753	100.0%

FICO Score	Count	Balance	Percent
600 to 649	17	$7,386,145	4.4%
650 to 699	57	27,753,730	16.5
700 to 749	125	71,154,101	42.4
750 to 799	113	58,960,431	35.1
800 to 849	4	2,513,346	1.5
Total:	316	$167,767,753	100.0%

First Payment Year	Count	Balance	Percent
2003	2	$951,671	0.6%
2004	314	166,816,082	99.4
Total:	316	$167,767,753	100.0%

States	Count	Balance	Percent
AL	2	$1,040,014	0.6%
AZ	11	6,235,818	3.7
CA	151	82,126,306	49.0
CO	10	4,926,754	2.9
CT	4	1,998,487	1.2
DC	2	1,379,000	0.8
FL	14	7,451,293	4.4
GA	8	3,714,985	2.2
IL	27	12,684,301	7.6
IN	3	1,544,120	0.9
MA	6	3,965,395	2.4
MD	8	3,712,512	2.2
MI	14	7,512,782	4.5
MO	2	919,360	0.5
MT	1	648,042	0.4
NC	4	2,550,781	1.5
NH	1	348,508	0.2
NJ	4	1,736,923	1.0
NM	1	559,175	0.3
NV	3	1,450,250	0.9
NY	3	1,885,065	1.1
OH	3	1,322,501	0.8
OR	3	1,579,704	0.9
PA	1	774,882	0.5
RI	1	650,000	0.4
SC	1	390,843	0.2
TX	3	1,427,460	0.9
UT	3	2,210,399	1.3
VA	8	3,708,722	2.2
VT	1	433,000	0.3
WA	11	5,760,370	3.4
WI	2	1,120,000	0.7
Total:	316	$167,767,753	100.0%

Top 10 Zipcodes	Count	Balance	Percent
94024	4	$3,159,338	1.9%
95070	3	2,104,933	1.3
95120	4	1,892,729	1.1
94568	3	1,838,971	1.1
32550	3	1,687,920	1.0
60610	3	1,603,021	1.0
85268	2	1,521,974	0.9
95135	3	1,400,029	0.8
92128	2	1,393,695	0.8
90402	1	1,380,000	0.8
Other	288	149,785,142	89.3
Total:	316	$167,767,753	100.0%

Index	Count	Balance	Percent
1 Year CMT	104	$54,624,042	32.6%
1 Year Libor	203	107,262,923	63.9
6 Months Libor	9	5,880,788	3.5
Total:	316	$167,767,753	100.0%

Margin	Count	Balance	Percent
2.250%	202	$106,262,973	63.3%
2.750%	113	61,104,358	36.4
3.125%	1	400,422	0.2
Total:	316	$167,767,753	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	305	$160,747,565	95.8%
3.000%	11	7,020,188	4.2
Total:	316	$167,767,753	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	9	$5,880,788	3.5%
2.000%	307	161,886,965	96.5
Total:	316	$167,767,753	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	106	$53,796,031	32.1%
6.000%	210	113,971,722	67.9
Total:	316	$167,767,753	100.0%

Max Rate	Count	Balance	Percent
8.000% to 8.499%	5	$3,041,647	1.8%
8.500% to 8.999%	47	24,399,203	14.5
9.000% to 9.499%	79	39,438,810	23.5
9.500% to 9.999%	38	20,045,130	11.9
10.000% to 10.499%	131	71,852,098	42.8
10.500% to 10.999%	13	6,489,540	3.9
11.500% to 11.999%	2	1,856,825	1.1
13.000% to 13.499%	1	644,500	0.4
Total:	316	$167,767,753	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Delinquency	Count	Balance	Percent
Current	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Balance	Count	Balance	Percent
Non - Conforming	316	$167,767,753	100.0%
Total:	316	$167,767,753	100.0%

Property Type	Count	Balance	Percent
Single Family	222	$118,380,299	70.6%
Planned Unit Development	63	34,636,270	20.6
Condominium	30	14,256,983	8.5
Two-to-Four Family	1	494,202	0.3
Total:	316	$167,767,753	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	306	$162,859,069	97.1%
Second Home	10	4,908,684	2.9
Total:	316	$167,767,753	100.0%

Purpose	Count	Balance	Percent
Purchase	141	$74,673,620	44.5%
CashOut Refinance	102	52,660,740	31.4
RateTerm Refinance	73	40,433,393	24.1
Total:	316	$167,767,753	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	31	$17,138,436	10.2%
Full Documentation	226	118,152,296	70.4
Income Verification	2	1,450,000	0.9
No Documentation	57	31,027,021	18.5
Total:	316	$167,767,753	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	315	$167,415,753	99.8%
Y	1	352,000	0.2
Total:	316	$167,767,753	100.0%

Interest Only	Count	Balance	Percent
N	175	$91,423,717	54.5%
Y	141	76,344,036	45.5
Total:	316	$167,767,753	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	301	$161,749,857	96.4%
OLTV > 80 and Insured	15	6,017,896	3.6
Total:	316	$167,767,753	100.0%

Servicer	Count	Balance	Percent
Countrywide	95	$52,093,502	31.1%
National City Mortgage	89	46,261,035	27.6
IndyMac	11	7,020,188	4.2
Washington Mutual	121	62,393,028	37.2
Total:	316	$167,767,753	100.0%

Stats
Count: 365
Current Balance: $165,156,294
Average Current Balance: $452,483
Gross Weighted Average Coupon: 5.262%
Net Weighted Average Coupon: 4.984%
Weighted Average Expense Rate: 0.278%
Weighted Average Expense Rate - after Reset: 0.364%
Original Term: 360
Remaining Term: 360
Age: 0
Original Loan-to-Value Ratio: 74.50%
Margin: 2.413%
Net Margin: 2.049%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 1.935%
Lifetime Cap: 5.208%
Maximum Interest Rate: 10.469%
Months to Next Roll: 60
FICO Score: 720
Max Zip Code Percentage: 1.081%

ARM Type	Count	Balance	Percent
5/1s or 5/6s	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	22	$3,322,706	2.0%
$200,000.01 to $350,000.00	41	13,208,340	8.0
$350,000.01 to $500,000.00	206	84,888,506	51.4
$500,000.01 to $650,000.00	65	37,815,128	22.9
$650,000.01 to $800,000.00	17	12,582,845	7.6
$800,000.01 to $950,000.00	5	4,300,574	2.6
$950,000.01 to $1,100,000.00	9	9,038,196	5.5
Total:	365	$165,156,294	100.0%

Current Rate	Count	Balance	Percent
4.750% to 4.999%	119	$54,487,303	33.0%
5.000% to 5.249%	69	29,728,057	18.0
5.250% to 5.499%	62	26,760,569	16.2
5.500% to 5.749%	37	17,574,943	10.6
5.750% to 5.999%	54	26,074,206	15.8
6.000% to 6.249%	18	8,057,967	4.9
6.250% to 6.499%	4	1,487,550	0.9
6.750% to 6.999%	2	985,700	0.6
Total:	365	$165,156,294	100.0%

Age	Count	Balance	Percent
0 to 2	354	$162,195,948	98.2%
3 to 5	9	2,458,811	1.5
6 to 8	2	501,535	0.3
Total:	365	$165,156,294	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	15	$6,801,692	4.1%
50.001% to 60.000%	17	8,450,044	5.1
60.001% to 70.000%	54	30,777,743	18.6
70.001% to 75.000%	27	12,474,926	7.6
75.001% to 80.000%	232	99,809,813	60.4
85.001% to 90.000%	11	4,089,259	2.5
90.001% to 95.000%	9	2,752,818	1.7
Total:	365	$165,156,294	100.0%

FICO Score	Count	Balance	Percent
600 to 649	19	$9,114,700	5.5%
650 to 699	89	39,134,177	23.7
700 to 749	171	77,840,028	47.1
750 to 799	82	37,721,049	22.8
800 to 849	4	1,346,341	0.8
Total:	365	$165,156,294	100.0%

First Payment Year	Count	Balance	Percent
2003	2	$501,535	0.3%
2004	363	164,654,759	99.7
Total:	365	$165,156,294	100.0%

States	Count	Balance	Percent
AZ	12	$3,888,856	2.4%
CA	213	100,062,744	60.6
CO	8	4,391,104	2.7
CT	7	3,439,300	2.1
DC	2	971,600	0.6
DE	1	641,200	0.4
FL	23	9,269,795	5.6
GA	5	1,731,733	1.0
HI	2	1,817,933	1.1
ID	1	372,000	0.2
IL	7	3,315,588	2.0
IN	1	402,500	0.2
MA	7	3,885,494	2.4
MD	6	2,204,646	1.3
MI	2	958,800	0.6
MN	3	847,135	0.5
NJ	6	2,831,006	1.7
NM	1	364,000	0.2
NV	20	8,506,272	5.2
NY	11	5,004,577	3.0
OH	2	845,950	0.5
OR	1	460,000	0.3
SC	3	1,167,353	0.7
TX	1	147,904	0.1
UT	1	336,000	0.2
VA	12	4,644,105	2.8
WA	5	1,874,201	1.1
WI	2	774,497	0.5
Total:	365	$165,156,294	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92692	3	$1,785,500	1.1%
89052	3	1,753,200	1.1
92270	2	1,586,291	1.0
92886	3	1,586,000	1.0
91214	3	1,579,655	1.0
80220	2	1,559,141	0.9
92673	2	1,488,000	0.9
92056	3	1,479,449	0.9
90069	2	1,311,100	0.8
91423	2	1,288,750	0.8
Other	340	149,739,209	90.7
Total:	365	$165,156,294	100.0%

Index	Count	Balance	Percent
1 Year CMT	86	$31,189,574	18.9%
1 Year Libor	256	123,255,254	74.6
6 Months Libor	23	10,711,467	6.5
Total:	365	$165,156,294	100.0%

Margin	Count	Balance	Percent
2.250%	233	$111,315,328	67.4%
2.500%	1	336,027	0.2
2.750%	130	53,104,939	32.2
2.875%	1	400,000	0.2
Total:	365	$165,156,294	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	23	$10,711,467	6.5%
2.000%	342	154,444,828	93.5
Total:	365	$165,156,294	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	295	$130,862,980	79.2%
6.000%	70	34,293,314	20.8
Total:	365	$165,156,294	100.0%

Max Rate	Count	Balance	Percent
9.500% to 9.999%	88	$39,349,798	23.8%
10.000% to 10.499%	94	38,366,816	23.2
10.500% to 10.999%	120	57,752,654	35.0
11.000% to 11.499%	59	27,667,327	16.8
11.500% to 11.999%	4	2,019,700	1.2
Total:	365	$165,156,294	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Delinquency	Count	Balance	Percent
Current	365	$165,156,294	100.0%
Total:	365	$165,156,294	100.0%

Balance	Count	Balance	Percent
Conforming	35	$7,004,307	4.2%
Non - Conforming	330	158,151,988	95.8
Total:	365	$165,156,294	100.0%

Property Type	Count	Balance	Percent
Single Family	245	$108,755,636	65.9%
Planned Unit Development	73	35,908,261	21.7
Condominium	46	19,722,397	11.9
Two-to-Four Family	1	770,000	0.5
Total:	365	$165,156,294	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	341	$154,470,434	93.5%
Second Home	17	7,268,594	4.4
Investment	7	3,417,266	2.1
Total:	365	$165,156,294	100.0%

Purpose	Count	Balance	Percent
Purchase	252	$109,007,972	66.0%
RateTerm Refinance	64	32,203,269	19.5
CashOut Refinance	49	23,945,053	14.5
Total:	365	$165,156,294	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	66	$27,676,764	16.8%
Full Documentation	230	103,168,856	62.5
Income Verification	23	10,961,060	6.6
No Documentation	46	23,349,615	14.1
Total:	365	$165,156,294	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	359	$162,611,728	98.5%
Y	6	2,544,566	1.5
Total:	365	$165,156,294	100.0%

Interest Only	Count	Balance	Percent
Y	263	$117,306,095	71.0%
N	102	47,850,200	29.0
Total:	365	$165,156,294	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	345	$158,314,217	95.9%
OLTV > 80 and Insured	20	6,842,078	4.1
Total:	365	$165,156,294	100.0%

Servicer	Count	Balance	Percent
Countrywide	239	$113,932,355	69.0%
IndyMac	70	34,293,314	20.8
Wells Fargo	56	16,930,625	10.3
Total:	365	$165,156,294	100.0%

Stats
Count: 236
Current Balance: $94,684,584
Average Current Balance: $401,206
Gross Weighted Average Coupon: 4.334%
Net Weighted Average Coupon: 4.073%
Weighted Average Expense Rate: 0.261%
Weighted Average Expense Rate - after Reset: 0.270%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 74.57%
Margin: 2.714%
Net Margin: 2.444%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 1.977%
Lifetime Cap: 5.091%
Maximum Interest Rate: 9.425%
Months to Next Roll: 59
FICO Score: 740
Max Zip Code Percentage: 3.815%

ARM Type	Count	Balance	Percent
5/1s or 5/6s	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	28	$4,414,887	4.7%
$200,000.01 to $350,000.00	70	19,147,612	20.2
$350,000.01 to $500,000.00	81	33,298,004	35.2
$500,000.01 to $650,000.00	40	22,929,723	24.2
$650,000.01 to $800,000.00	8	5,819,525	6.1
$800,000.01 to $950,000.00	3	2,673,119	2.8
$950,000.01 to $1,100,000.00	5	4,997,305	5.3
$1,400,000.01 to $1,550,000.00	1	1,404,410	1.5
Total:	236	$94,684,584	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.749%	1	$210,380	0.2%
2.750% to 2.999%	2	349,738	0.4
3.000% to 3.249%	1	209,294	0.2
3.250% to 3.499%	2	854,851	0.9
3.500% to 3.749%	3	798,281	0.8
3.750% to 3.999%	10	3,832,477	4.0
4.000% to 4.249%	36	17,017,051	18.0
4.250% to 4.499%	84	32,531,556	34.4
4.500% to 4.749%	97	38,880,957	41.1
Total:	236	$94,684,584	100.0%

Age	Count	Balance	Percent
0 to 2	229	$92,253,901	97.4%
3 to 5	5	1,552,387	1.6
6 to 8	2	878,297	0.9
Total:	236	$94,684,584	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	7	$5,324,305	5.6%
50.001% to 60.000%	12	5,554,112	5.9
60.001% to 70.000%	22	10,629,225	11.2
70.001% to 75.000%	10	6,082,679	6.4
75.001% to 80.000%	179	65,159,014	68.8
80.001% to 85.000%	1	395,255	0.4
85.001% to 90.000%	2	860,000	0.9
90.001% to 95.000%	3	679,993	0.7
Total:	236	$94,684,584	100.0%

FICO Score	Count	Balance	Percent
600 to 649	1	$343,263	0.4%
650 to 699	41	15,258,727	16.1
700 to 749	88	33,290,511	35.2
750 to 799	102	44,025,923	46.5
800 to 849	4	1,766,160	1.9
Total:	236	$94,684,584	100.0%

First Payment Year	Count	Balance	Percent
2004	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

States	Count	Balance	Percent
AL	1	$717,500	0.8%
AZ	7	1,931,597	2.0
CA	95	39,330,523	41.5
CO	4	1,415,956	1.5
CT	3	1,970,622	2.1
DC	6	1,695,000	1.8
FL	21	7,245,741	7.7
GA	8	2,036,324	2.2
IA	1	150,000	0.2
IL	7	2,539,838	2.7
KS	1	629,591	0.7
KY	1	209,294	0.2
MA	4	2,125,828	2.2
MD	8	3,140,933	3.3
MI	2	879,305	0.9
MN	6	3,121,893	3.3
MO	4	1,248,269	1.3
NC	6	2,612,362	2.8
NE	1	235,546	0.2
NJ	4	1,614,617	1.7
NV	3	1,260,798	1.3
NY	8	6,695,494	7.1
OH	6	1,090,951	1.2
OR	2	399,000	0.4
PA	2	1,376,223	1.5
SC	5	1,592,488	1.7
TX	1	743,775	0.8
VA	13	4,294,132	4.5
WA	6	2,380,987	2.5
Total:	236	$94,684,584	100.0%

Top 10 Zipcodes	Count	Balance	Percent
94550	6	$3,611,800	3.8%
32561	9	3,564,588	3.8
10128	3	3,404,410	3.6
92154	7	2,837,061	3.0
94568	3	1,539,315	1.6
11937	2	1,460,000	1.5
20005	5	1,374,440	1.5
02114	2	1,280,000	1.4
92673	2	1,159,100	1.2
92108	3	1,141,380	1.2
Other	194	73,312,491	77.4
Total:	236	$94,684,584	100.0%

Index	Count	Balance	Percent
1 Year CMT	215	$83,966,942	88.7%
1 Year Libor	17	8,533,642	9.0
6 Months Libor	4	2,184,000	2.3
Total:	236	$94,684,584	100.0%

Margin	Count	Balance	Percent
2.250%	14	$6,759,642	7.1%
2.750%	222	87,924,942	92.9
Total:	236	$94,684,584	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
1.000%	4	$2,184,000	2.3%
2.000%	232	92,500,584	97.7
Total:	236	$94,684,584	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	219	$86,096,584	90.9%
6.000%	17	8,588,000	9.1
Total:	236	$94,684,584	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	3	$560,118	0.6%
8.000% to 8.499%	3	1,064,145	1.1
8.500% to 8.999%	13	4,630,758	4.9
9.000% to 9.499%	117	47,678,606	50.4
9.500% to 9.999%	83	32,162,957	34.0
10.000% to 10.499%	3	1,870,000	2.0
10.500% to 10.999%	14	6,718,000	7.1
Total:	236	$94,684,584	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Delinquency	Count	Balance	Percent
Current	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Balance	Count	Balance	Percent
Conforming	90	$20,789,952	22.0%
Non - Conforming	146	73,894,633	78.0
Total:	236	$94,684,584	100.0%

Property Type	Count	Balance	Percent
Single Family	163	$68,260,989	72.1%
Condominium	71	25,384,406	26.8
Planned Unit Development	2	1,039,190	1.1
Total:	236	$94,684,584	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	212	$86,513,771	91.4%
Second Home	24	8,170,813	8.6
Total:	236	$94,684,584	100.0%

Purpose	Count	Balance	Percent
Purchase	208	$81,515,361	86.1%
Rate/Term Refinance	22	10,444,224	11.0
CashOut Refinance	6	2,725,000	2.9
Total:	236	$94,684,584	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	85	$31,009,507	32.8%
Full Documentation	144	59,971,303	63.3
Income Verification	3	1,947,000	2.1
No Documentation	4	1,756,774	1.9
Total:	236	$94,684,584	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	236	$94,684,584	100.0%
Total:	236	$94,684,584	100.0%

Interest Only	Count	Balance	Percent
Y	180	$69,515,312	73.4%
N	56	25,169,273	26.6
Total:	236	$94,684,584	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	230	$92,749,336	98.0%
OLTV > 80 and Insured	6	1,935,248	2.0
Total:	236	$94,684,584	100.0%

Servicer	Count	Balance	Percent
Countrywide	14	$6,759,642	7.1%
IndyMac	17	8,588,000	9.1
Wells Fargo	205	79,336,942	83.8
Total:	236	$94,684,584	100.0%

Stats
Count: 353
Current Balance: $187,783,023
Average Current Balance: $531,963
Gross Weighted Average Coupon: 4.650%
Net Weighted Average Coupon: 3.935%
Weighted Average Expense Rate: 0.714%
Weighted Average Expense Rate - after Reset: 0.714%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 69.75%
Margin: 2.303%
Net Margin: 1.588%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 9.650%
Months to Next Roll: 82
FICO Score: 735
Max Zip Code Percentage: 2.697%

ARM Type	Count	Balance	Percent
7/1s	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	4	$625,960	0.3%
$200,000.01 to $350,000.00	22	7,225,195	3.8
$350,000.01 to $500,000.00	187	78,449,650	41.8
$500,000.01 to $650,000.00	82	47,514,938	25.3
$650,000.01 to $800,000.00	23	16,231,701	8.6
$800,000.01 to $950,000.00	8	6,857,341	3.7
$950,000.01 to $1,100,000.00	16	15,959,946	8.5
$1,100,000.01 to $1,250,000.00	4	4,740,137	2.5
$1,250,000.01 to $1,400,000.00	3	4,085,750	2.2
$1,400,000.01 to $1,550,000.00	3	4,492,405	2.4
$1,550,000.01 to $1,700,000.00	1	1,600,000	0.9
Total:	353	$187,783,023	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.749%	1	$140,000	0.1%
3.500% to 3.749%	2	1,649,165	0.9
3.750% to 3.999%	18	8,065,650	4.3
4.000% to 4.249%	22	10,557,338	5.6
4.250% to 4.499%	27	14,162,403	7.5
4.500% to 4.749%	115	63,767,759	34.0
4.750% to 4.999%	110	59,325,476	31.6
5.000% to 5.249%	32	18,150,299	9.7
5.250% to 5.499%	16	7,014,434	3.7
5.500% to 5.749%	7	3,575,181	1.9
5.750% to 5.999%	3	1,375,318	0.7
Total:	353	$187,783,023	100.0%

Age	Count	Balance	Percent
0 to 2	322	$174,004,258	92.7%
3 to 5	1	395,000	0.2
6 to 8	5	2,836,668	1.5
9 to 11	25	10,547,097	5.6
Total:	353	$187,783,023	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	30	$16,493,910	8.8%
50.001% to 60.000%	32	17,948,223	9.6
60.001% to 70.000%	93	49,850,576	26.5
70.001% to 75.000%	35	20,711,499	11.0
75.001% to 80.000%	159	81,315,133	43.3
85.001% to 90.000%	2	748,740	0.4
90.001% to 95.000%	2	714,941	0.4
Total:	353	$187,783,023	100.0%

FICO Score	Count	Balance	Percent
Missing	1	$343,784	0.2%
600 to 649	7	3,426,019	1.8
650 to 699	55	27,512,365	14.7
700 to 749	147	81,300,452	43.3
750 to 799	139	73,953,419	39.4
800 to 849	4	1,246,984	0.7
Total:	353	$187,783,023	100.0%

First Payment Year	Count	Balance	Percent
2003	30	$13,383,765	7.1%
2004	323	174,399,258	92.9
Total:	353	$187,783,023	100.0%

States	Count	Balance	Percent
AL	1	$418,965	0.2%
AR	1	381,313	0.2
AZ	2	934,015	0.5
CA	193	105,456,561	56.2
CO	9	6,295,309	3.4
CT	8	3,525,052	1.9
DE	1	538,000	0.3
FL	6	4,426,226	2.4
GA	5	2,400,631	1.3
HI	1	732,850	0.4
IL	18	8,846,535	4.7
MA	22	9,957,151	5.3
MD	3	1,293,153	0.7
MI	1	1,486,862	0.8
MN	5	2,160,557	1.2
MO	3	1,883,527	1.0
NC	4	1,894,465	1.0
NJ	7	3,646,850	1.9
NM	2	1,044,963	0.6
NV	5	2,489,679	1.3
NY	7	3,183,344	1.7
OH	1	146,650	0.1
OK	1	431,423	0.2
OR	3	1,316,204	0.7
PA	7	3,837,980	2.0
SC	1	1,000,000	0.5
TN	2	1,699,407	0.9
TX	3	1,250,971	0.7
UT	1	434,950	0.2
VA	18	7,556,239	4.0
WA	10	5,800,952	3.1
WI	1	905,365	0.5
WY	1	406,874	0.2
Total:	353	$187,783,023	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92130	7	$5,064,962	2.7%
90272	3	2,759,000	1.5
92660	2	2,087,602	1.1
91604	4	2,065,364	1.1
91302	2	2,018,043	1.1
92694	4	1,971,990	1.1
92253	2	1,899,356	1.0
94010	2	1,842,332	1.0
92026	3	1,837,557	1.0
92603	3	1,730,813	0.9
Other	321	164,506,002	87.6
Total:	353	$187,783,023	100.0%

Index	Count	Balance	Percent
1 Year CMT	36	$17,121,024	9.1%
1 Year Libor	317	170,661,998	90.9
Total:	353	$187,783,023	100.0%

Margin	Count	Balance	Percent
2.250%	312	$168,029,243	89.5%
2.750%	41	19,753,780	10.5
Total:	353	$187,783,023	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	1	$140,000	0.1%
8.500% to 8.999%	20	9,714,815	5.2
9.000% to 9.499%	49	24,719,740	13.2
9.500% to 9.999%	225	123,093,235	65.6
10.000% to 10.499%	48	25,164,733	13.4
10.500% to 10.999%	10	4,950,499	2.6
Total:	353	$187,783,023	100.0%

Months to Roll	Count	Balance	Percent
61 to 84	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Delinquency	Count	Balance	Percent
Current	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Balance	Count	Balance	Percent
Conforming	8	$1,802,499	1.0%
Non - Conforming	345	185,980,523	99.0
Total:	353	$187,783,023	100.0%

Property Type	Count	Balance	Percent
Single Family	209	$108,005,423	57.5%
Planned Unit Development	112	65,401,424	34.8
Condominium	31	13,722,980	7.3
Two-to-Four Family	1	653,196	0.3
Total:	353	$187,783,023	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	336	$178,877,890	95.3%
Second Home	16	8,417,632	4.5
Investment	1	487,500	0.3
Total:	353	$187,783,023	100.0%

Purpose	Count	Balance	Percent
Purchase	159	$86,316,677	46.0%
RateTerm Refinance	125	62,823,802	33.5
CashOut Refinance	69	38,642,544	20.6
Total:	353	$187,783,023	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	69	$37,350,457	19.9%
Full Documentation	124	68,474,354	36.5
No Documentation	160	81,958,212	43.6
Total:	353	$187,783,023	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	353	$187,783,023	100.0%
Total:	353	$187,783,023	100.0%

Interest Only	Count	Balance	Percent
Y	190	$104,567,956	55.7%
N	163	83,215,066	44.3
Total:	353	$187,783,023	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	349	$186,319,342	99.2%
OLTV > 80 and Insured	4	1,463,681	0.8
Total:	353	$187,783,023	100.0%

Servicer	Count	Balance	Percent
Countrywide	323	$174,399,258	92.9%
Wells Fargo	30	13,383,765	7.1
Total:	353	$187,783,023	100.0%

Stats
Count: 271
Current Balance: $150,815,845
Average Current Balance: $556,516
Gross Weighted Average Coupon: 5.444%
Net Weighted Average Coupon: 5.192%
Weighted Average Expense Rate: 0.252%
Weighted Average Expense Rate - after Reset: 0.377%
Original Term: 360
Remaining Term: 360
Age: 0
Original Loan-to-Value Ratio: 68.03%
Margin: 2.275%
Net Margin: 1.899%
Initial Periodic Cap: 5.000%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.000%
Maximum Interest Rate: 10.444%
Months to Next Roll: 120
FICO Score: 734
Max Zip Code Percentage: 1.693%

ARM Type	Count	Balance	Percent
10/1s	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	20	$6,879,689	4.6%
$350,000.01 to $500,000.00	113	47,372,350	31.4
$500,000.01 to $650,000.00	79	46,118,203	30.6
$650,000.01 to $800,000.00	30	21,658,884	14.4
$800,000.01 to $950,000.00	12	10,629,997	7.0
$950,000.01 to $1,100,000.00	13	12,969,222	8.6
$1,100,000.01 to $1,250,000.00	2	2,337,500	1.5
$1,250,000.01 to $1,400,000.00	1	1,350,000	0.9
$1,400,000.01 to $1,550,000.00	1	1,500,000	1.0
Total:	271	$150,815,845	100.0%

Current Rate	Count	Balance	Percent
4.250% to 4.499%	3	$1,697,711	1.1%
4.500% to 4.749%	4	2,631,000	1.7
4.750% to 4.999%	28	15,564,496	10.3
5.000% to 5.249%	61	32,418,189	21.5
5.250% to 5.499%	50	27,558,063	18.3
5.500% to 5.749%	33	20,263,006	13.4
5.750% to 5.999%	50	28,894,502	19.2
6.000% to 6.249%	24	12,464,470	8.3
6.250% to 6.499%	13	7,100,760	4.7
6.500% to 6.749%	2	839,148	0.6
6.750% to 6.999%	2	954,500	0.6
7.000% to 7.249%	1	430,000	0.3
Total:	271	$150,815,845	100.0%

Age	Count	Balance	Percent
0 to 2	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	32	$17,202,322	11.4%
50.001% to 60.000%	33	21,793,445	14.5
60.001% to 70.000%	53	30,515,716	20.2
70.001% to 75.000%	37	19,132,159	12.7
75.001% to 80.000%	113	60,984,755	40.4
85.001% to 90.000%	2	789,300	0.5
90.001% to 95.000%	1	398,148	0.3
Total:	271	$150,815,845	100.0%

FICO Score	Count	Balance	Percent
600 to 649	8	$3,356,326	2.2%
650 to 699	44	24,474,929	16.2
700 to 749	111	59,660,568	39.6
750 to 799	102	59,013,023	39.1
800 to 849	6	4,310,999	2.9
Total:	271	$150,815,845	100.0%

First Payment Year	Count	Balance	Percent
2004	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

States	Count	Balance	Percent
AZ	4	$2,038,326	1.4%
CA	178	102,517,354	68.0
CO	3	1,394,400	0.9
CT	3	1,349,000	0.9
FL	7	3,916,078	2.6
GA	1	375,000	0.2
HI	1	670,000	0.4
ID	1	400,000	0.3
IL	5	2,909,499	1.9
KY	1	600,000	0.4
MA	3	1,165,946	0.8
MD	6	2,509,049	1.7
ME	1	500,000	0.3
MN	2	827,240	0.5
MT	1	636,000	0.4
NC	1	750,000	0.5
NJ	12	6,121,767	4.1
NV	1	555,000	0.4
NY	10	5,668,809	3.8
OK	1	479,200	0.3
OR	1	649,000	0.4
PA	2	1,203,711	0.8
RI	1	500,000	0.3
SC	2	1,046,400	0.7
TX	5	3,180,243	2.1
UT	1	712,000	0.5
VA	9	3,682,463	2.4
WA	7	3,870,360	2.6
WI	1	589,000	0.4
Total:	271	$150,815,845	100.0%

Top 10 Zipcodes	Count	Balance	Percent
90272	4	$2,552,788	1.7%
91381	4	2,396,069	1.6
90274	3	2,354,421	1.6
93012	3	2,078,870	1.4
94526	3	1,888,135	1.3
92024	3	1,850,274	1.2
92127	2	1,576,000	1.0
93441	1	1,500,000	1.0
92130	2	1,412,299	0.9
95125	2	1,364,050	0.9
Other	244	131,842,939	87.4
Total:	271	$150,815,845	100.0%

Index	Count	Balance	Percent
1 Year CMT	7	$2,870,636	1.9%
1 Year Libor	264	147,945,209	98.1
Total:	271	$150,815,845	100.0%

Margin	Count	Balance	Percent
2.250%	255	$143,906,350	95.4%
2.750%	15	6,511,347	4.3
3.625%	1	398,148	0.3
Total:	271	$150,815,845	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Max Rate	Count	Balance	Percent
9.000% to 9.499%	3	$1,697,711	1.1%
9.500% to 9.999%	32	18,195,496	12.1
10.000% to 10.499%	111	59,976,252	39.8
10.500% to 10.999%	83	49,157,508	32.6
11.000% to 11.499%	37	19,565,230	13.0
11.500% to 11.999%	4	1,793,648	1.2
12.000% to 12.499%	1	430,000	0.3
Total:	271	$150,815,845	100.0%

Months to Roll	Count	Balance	Percent
85 to 120	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Delinquency	Count	Balance	Percent
Current	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Balance	Count	Balance	Percent
Non - Conforming	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Property Type	Count	Balance	Percent
Single Family	168	$92,259,473	61.2%
Planned Unit Development	82	47,761,784	31.7
Condominium	20	10,244,588	6.8
Two-to-Four Family	1	550,000	0.4
Total:	271	$150,815,845	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	258	$143,506,771	95.2%
Second Home	10	5,332,574	3.5
Investment	3	1,976,500	1.3
Total:	271	$150,815,845	100.0%

Purpose	Count	Balance	Percent
Purchase	144	$83,397,622	55.3%
RateTerm Refinance	79	42,562,416	28.2
CashOut Refinance	48	24,855,807	16.5
Total:	271	$150,815,845	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	60	$31,709,985	21.0%
Full Documentation	81	47,867,600	31.7
No Documentation	130	71,238,260	47.2
Total:	271	$150,815,845	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Interest Only	Count	Balance	Percent
Y	165	$96,482,093	64.0%
N	106	54,333,752	36.0
Total:	271	$150,815,845	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	268	$149,628,397	99.2%
OLTV > 80 and Insured	3	1,187,448	0.8
Total:	271	$150,815,845	100.0%

Servicer	Count	Balance	Percent
Countrywide	271	$150,815,845	100.0%
Total:	271	$150,815,845	100.0%

Stats
Count: 150
Current Balance: $68,842,119
Average Current Balance: $458,947
Gross Weighted Average Coupon: 6.246%
Net Weighted Average Coupon: 5.970%
Weighted Average Expense Rate: 0.276%
Weighted Average Expense Rate - after Reset: 0.276%
Original Term: 357
Remaining Term: 325
Age: 31
Original Loan-to-Value Ratio: 69.86%
Margin: 2.428%
Net Margin: 2.152%
Initial Periodic Cap: 3.858%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.109%
Maximum Interest Rate: 11.355%
Months to Next Roll: 32
FICO Score: 714
Max Zip Code Percentage: 1.568%

ARM Type	Count	Balance	Percent
SEA	150	$68,842,119	100.0%
Total:	150	$68,842,119	100.0%

Principal Balance	Count	Balance	Percent
Lower than $50,000.00	1	$21,530	0.0%
$200,000.01 to $350,000.00	24	7,693,313	11.2
$350,000.01 to $500,000.00	83	34,163,136	49.6
$500,000.01 to $650,000.00	28	15,735,183	22.9
$650,000.01 to $800,000.00	8	5,766,769	8.4
$800,000.01 to $950,000.00	5	4,493,992	6.5
$950,000.01 to $1,100,000.00	1	968,196	1.4
Total:	150	$68,842,119	100.0%

Current Rate	Count	Balance	Percent
5.000% to 5.249%	7	$3,601,071	5.2%
5.250% to 5.499%	2	643,390	0.9
5.500% to 5.749%	3	1,356,513	2.0
5.750% to 5.999%	19	8,083,254	11.7
6.000% to 6.249%	32	14,909,723	21.7
6.250% to 6.499%	36	17,226,778	25.0
6.500% to 6.749%	25	11,766,713	17.1
6.750% to 6.999%	22	9,425,281	13.7
7.000% to 7.249%	1	388,107	0.6
7.250% to 7.499%	3	1,441,289	2.1
Total:	150	$68,842,119	100.0%

Age	Count	Balance	Percent
21 and up	150	$68,842,119	100.0%
Total:	150	$68,842,119	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	19	$8,415,210	12.2%
50.001% to 60.000%	8	3,643,198	5.3
60.001% to 70.000%	26	12,312,588	17.9
70.001% to 75.000%	28	14,300,629	20.8
75.001% to 80.000%	59	26,594,430	38.6
80.001% to 85.000%	4	1,362,856	2.0
85.001% to 90.000%	5	1,867,511	2.7
90.001% to 95.000%	1	345,698	0.5
Total:	150	$68,842,119	100.0%

FICO Score	Count	Balance	Percent
Missing	1	$335,579	0.5%
550 to 599	1	256,114	0.4
600 to 649	23	10,117,780	14.7
650 to 699	40	17,553,834	25.5
700 to 749	41	20,200,329	29.3
750 to 799	39	18,644,370	27.1
800 to 849	5	1,734,114	2.5
Total:	150	$68,842,119	100.0%

First Payment Year	Count	Balance	Percent
1998	1	$256,114	0.4%
2001	109	50,408,410	73.2
2002	40	18,177,596	26.4
Total:	150	$68,842,119	100.0%

States	Count	Balance	Percent
AZ	8	$3,216,386	4.7%
CA	54	25,741,486	37.4
CO	5	2,195,154	3.2
DC	3	1,753,384	2.5
DE	1	396,703	0.6
FL	13	5,609,649	8.1
GA	2	818,287	1.2
IL	6	2,873,780	4.2
IN	1	452,003	0.7
LA	2	830,431	1.2
MD	2	1,093,884	1.6
MI	10	4,951,046	7.2
MO	1	442,993	0.6
NC	4	1,753,019	2.5
NE	1	303,058	0.4
NM	1	944,899	1.4
NV	4	1,837,288	2.7
NY	2	954,274	1.4
OH	4	1,845,157	2.7
PA	2	656,701	1.0
SC	4	1,746,391	2.5
TN	1	499,043	0.7
TX	5	2,780,283	4.0
UT	1	256,114	0.4
VA	8	3,304,886	4.8
WA	3	818,990	1.2
WI	1	385,465	0.6
WY	1	381,366	0.6
Total:	150	$68,842,119	100.0%

Top 10 Zipcodes	Count	Balance	Percent
60015	2	$1,079,310	1.6%
90254	2	1,019,392	1.5
90266	2	994,915	1.4
94062	1	968,196	1.4
94010	2	950,441	1.4
87506	1	944,899	1.4
94506	2	934,974	1.4
95121	1	930,506	1.4
48138	2	926,461	1.3
90049	1	918,211	1.3
Other	134	59,174,814	86.0
Total:	150	$68,842,119	100.0%

Index	Count	Balance	Percent
1 Year CMT	52	$24,559,980	35.7%
1 Year Libor	98	44,282,139	64.3
Total:	150	$68,842,119	100.0%

Margin	Count	Balance	Percent
2.250%	98	$44,282,139	64.3%
2.750%	52	24,559,980	35.7
Total:	150	$68,842,119	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	56	$26,197,439	38.1%
5.000%	94	42,644,680	61.9
Total:	150	$68,842,119	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	150	$68,842,119	100.0%
Total:	150	$68,842,119	100.0%

Lifetime Cap	Count	Balance	Percent
5.000%	133	$61,365,992	89.1%
6.000%	17	7,476,128	10.9
Total:	150	$68,842,119	100.0%

Max Rate	Count	Balance	Percent
10.000% to 10.499%	9	$4,244,461	6.2%
10.500% to 10.999%	17	7,277,591	10.6
11.000% to 11.499%	60	28,474,535	41.4
11.500% to 11.999%	49	22,149,514	32.2
12.000% to 12.499%	11	5,044,032	7.3
12.500% to 12.999%	3	1,204,655	1.7
13.000% to 13.499%	1	447,330	0.6
Total:	150	$68,842,119	100.0%

Months to Roll	Count	Balance	Percent
0	1	$447,330	0.6%
1 to 6	11	4,731,128	6.9
7 to 36	112	51,639,293	75.0
37 to 60	22	9,964,174	14.5
85 to 120	4	2,060,194	3.0
Total:	150	$68,842,119	100.0%

Delinquency	Count	Balance	Percent
Unknown	150	$68,842,119	100.0%
Total:	150	$68,842,119	100.0%

Balance	Count	Balance	Percent
Conforming	9	$2,687,602	3.9%
Non - Conforming	141	66,154,517	96.1
Total:	150	$68,842,119	100.0%

Property Type	Count	Balance	Percent
Single Family	100	$45,625,814	66.3%
Planned Unit Development	26	11,857,475	17.2
Condominium	20	9,510,459	13.8
Two-to-Four Family	4	1,848,372	2.7
Total:	150	$68,842,119	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	134	$61,455,414	89.3%
Second Home	11	5,562,102	8.1
Investment	5	1,824,603	2.7
Total:	150	$68,842,119	100.0%

Purpose	Count	Balance	Percent
RateTerm Refinance	60	$27,967,795	40.6%
Purchase	56	24,584,137	35.7
CashOut Refinance	34	16,290,187	23.7
Total:	150	$68,842,119	100.0%

Documentation Type	Count	Balance	Percent
Asset Verification	3	$844,843	1.2%
Income Verification	65	29,775,469	43.3
Missing	82	38,221,807	55.5
Total:	150	$68,842,119	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	150	$68,842,119	100.0%
Total:	150	$68,842,119	100.0%

Interest Only	Count	Balance	Percent
N	150	$68,842,119	100.0%
Total:	150	$68,842,119	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	140	$65,266,055	94.8%
OLTV > 80 and Insured	10	3,576,064	5.2
Total:	150	$68,842,119	100.0%

Servicer	Count	Balance	Percent
Countrywide	1	$256,114	0.4%
ABN	13	6,655,947	9.7
Bank of America	98	44,282,139	64.3
Bank One	38	17,647,920	25.6
Total:	150	$68,842,119	100.0%